

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

August 10, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (305) 446-4448

Robert Escobio
Chief Executive Officer
Southern Trust Securities Holding Corp.
145 Almeria Ave.
Coral Gables, Florida 33134

> **Re:** **Southern Trust Securities Holding Corp.**
> **Registration Statement on Form 10-SB**
> **File No. 000-52618**

Dear Mr. Escobio:

We have completed our review of your registration statement on Form 10 and have no further comments at this time.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Kathleen Brown (*via facsimile* 703/852-2716)
Law Office of Kathleen Brown, P.C.
4531 N. 11th Street
Arlington, Virginia 22201